Bridgewater Place w Post Office Box 352
Grand Rapids, Michigan 49501-0352
Telephone 616 / 336-6000 w Fax 616 / 336-7000 w www.varnumlaw.com

Michael G. Wooldridge	Direct: 616 / 336-6903
mgwooldridge@varnumlaw.com
October 6, 2015

Filed Via Edgar

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Universal Forest Products, Inc.
Form 10-K
Filed February 25, 2015
File No. 0-22684

Dear Ms. Rocha:

On behalf of Universal Forest Products, Inc., a Michigan corporation (the "Company"), we are responding to your most recent letter dated September 4, 2015, with respect to the above-referenced filing. The comments from your September 4, 2015, letter are set forth in bold font below and are followed by our response.

Form 10-Q for the period ended June 27, 2015

G. Segment Reporting, page 11

1.
We have read your response to comment 1 in our letter dated August 4, 2015. Please consider providing clarifying information included in your response in your future disclosures. We note, for example, the penultimate paragraph of your response appears to contain relevant and pertinent information necessary for an enhanced understanding of the change in management/ organization structure.

The Company will include, in future filings, information relevant to the manner in which the Company's reportable segments are identified as well as information that clarifies the most recent changes to its operating and reportable segments.

Attached to this letter is the Company's signed Acknowledgement to the above statements.

We hope that we have sufficiently responded to your comments. If you have additional questions or comments, please contact me directly.

Very truly yours,

VARNUM
Michael G. Wooldridge
MGW/jmn
cc:    Mr. Michael Cole, Chief Financial Officer
9817438_1

Grand Haven w Grand Rapids w Kalamazoo w Lansing w Metro Detroit

Ms. Melissa N. Rocha
October 6, 2015

ACKNOWLEDGMENT

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company's filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

October 6, 2015	/s/ Michael Cole
Michael Cole, Chief Financial Officer,
Universal Forest Products, Inc.